

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Libin Jiang
President, Secretary and Director
Yinfu Gold Corporation
Suite 2313
Dongfang Science and Technology Mansion
Nanshan District
Shenzhen, China 518000

> **Re:  Yinfu Gold Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2021**
> **June 29, 2021**
> **File No. 333-152242**

Dear Mr. Jiang:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation